November 29, 2010

Christopher Owings/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Comment Letter dated November 22, 2010

Amendment No. 1 to Registration Statement

on Form 10-12G

Filed October 15, 2010File No. 000-54112

Mr. Owings:

This correspondence is in response to your letter dated November 22, 2010 in reference to our filing of the Form 10/A filed October 15, 2010 on the behalf of APEX 1, Inc., File No. 000-54112.

Please accept the following responses and note that Registrant filed amended Form 10-12G on November 22, 2010.

Comment 1

We note your response to comment two in our letter dated October 7, 2010 and the related revisions in your filing. There still appears to be defined terms in your registration statement. For example, and not as an exhaustive list, there are defined terms on pages 2 and 3. Please remove all defined terms in your registration statement. Please review your entire filing for compliance with this comment.

Comment 2

Please remove all defined terms in your registration statement. All defined terms should be clear from their context and, if they are not clear, please revise to make them so.

Answer:  The defined terms on pages 2 and 19 have been removed and have been removed elsewhere within the filing.

Comment 2

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

We note your response to comment two in our letter dated November 1, 2010 and the related revisions in your filing. It appears that you still refer to multiple stockholders and directors.  For example, and not as an exhaustive list, you reference “stockholders” and “directors” in the last paragraph on page 5 and “principal stockholders” in the second paragraph on page 8. Please revise. Please review your entire filing for compliance with this comment.

Comment 2

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

We note your response to comment nine in our letter dated October 7, 2010 and the related revisions in your filing. It appears that you still refer to multiple stockholders and directors.  For example, and not as an exhaustive list, you reference “stockholders” and “directors” in the last paragraph on page 5 and “principal stockholders” in the second paragraph on page 8. Please revise. Please review your entire filing for compliance with this comment.

Comment 9

Mitigating language is generally not appropriate for risk factor discussion. Please remove the following statement that, “it appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuers and, in some cases, a larger percentage depending on the facts and circumstances.” Please also remove the statement stating “SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company.”

Answer: The section referring to “stockholders”, “principal stockholders” and “directors” has been amended on page 6, page 8, and the first sentence on page 13 as well as throughout the entire filing where deemed appropriate. In certain areas of the filing, we may refer to “stockholders”, “board of directors” and “directors” in the multiple, which is correct in the sense that they do not refer to current specific persons but for a potential group of people as an example.

Comment 3

Item 2. Financial Information, page 12

We note your response to comment 14 in our letter dated October 7, 2010 and the related revisions in your filing stating you “anticipate that these costs may be in the range of a few thousand dollars.” Please qualify this range (e.g. $2,000 to $5,000, $8,000 to $9,000). Please also quantify how much of this range you anticipate allocating to (i) filing of Exchange Act reports and (ii) investigating, analyzing and consummating an acquisition.

Comment 14

Please revise your discussion here to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations. Please also revise your disclosure to remove your references to your ability use funds in your treasury to finance such costs, considering you have no cash on your balance sheet.

Comment 3

 We note your response to comment three in our letter dated November 1 2010, and the related revisions in your filing stating that you anticipate costs for the next 12 months to be in the range of $8,000 to $9,000 dollars, all of which will be allocated towards the filing of Exchange Act reports. We further note your statement on the bottom of page 12 that during the next 12 months, you anticipate incurring costs related to investigating, analyzing and consummating an acquisition as well as your statement on page 3 that your principal business objective for the next 12 months and beyond is to achieve long-term growth through a business combination. Please either specify how you plan on achieving this business objective given that you intend to allocate your entire funding toward filing Exchange Act reports or separately quantify the amount you will need to fund your search for an acquisition target.

Answer: The section has been amended, stating that “We do not expect there to be material costs of investigating and analyzing business combinations for the next 12 months and beyond.  We anticipate costs associated with this filing of Exchange Act reports to be our sole expense of which will be contributed with additional money by Richard Chiang, our sole director, officer and stockholder, or another source.”

 Comment 4

We note your response to comment five in our letter dated November 1 2010, and the related revisions in your filing. Please:

•

Revise the first two sentences of Item 6 to reflect that you paid Mr. Chiang 10,000,000 restricted shares in exchange for services such as you state in the first sentence of Item 7;

•

Reconcile the second sentence in Item 7 with (i) the second sentence in Item 6 and (ii) the fourth sentence in the second paragraph in Item 7;

•

Provide the aggregate grant date fair value of the stock award computed in accordance to FASB ASC Topic 718 in the fifth column of your summary compensation table; and

•

Provide the dollar value of total compensation in the last column of your summary compensation table.

Comment 5

Executive Compensation, page 16

We note your response to comments 21 and 22 in our letter dated October 7, 2010 that the 10,000,000 shares issued were for $1,000 in services. Please provide the information  required by Item 402(l) of Regulation S-K. Also, please clearly state in Item 7 that these shares were issued in exchange for services.

Comment 21

We note your disclosure in note 4 on page F-8 that Mr. Chiang advanced $1,807 and that the terms of such repayment are not fixed. We further note your statement on page 16 that Mr. Chiang “has paid all expenses incurred.” To the extent these expenses paid by Mr. Chiang are advances and the terms of repayment are not fixed, please revise your disclosure in this section. Please also specify the amount of these expenses that were paid using the proceeds from the 10,000,000 shares issued to Mr. Chiang and the amount paid by Mr. Chiang as an advance.

Comment 22

Please also reconcile your disclosure here with your Statement of Changes in Stockholders’ Equity on page F-5, which indicates that such shares were issued for services, not reimbursement.

Answer: The filing in this section has been amended as follows: “On June 21, 2010 (inception), the Company issued 10,000,000 restricted shares of its common stock to Richard Chiang in exchange for services he rendered on behalf of the company, including paying out of pocket for expenses relating to, incorporation fees, annual resident agent fees in the State of Delaware and developing our business concept and plan. The company does not expect to reimburse Mr. Chiang for these expenses at any future date.” Further, this section has been amended to reflect the changes requested in comment 4.

Additionally, the aggregate grant date fair value of the stock award as well as the dollar value of total compensation is listed within the table.

Item 402(I) of Regulation S-K has been added to this section:

SUMMARY COMPENSATION TABLE
Nameand principalposition	Year	Salary($)	Bonus($)	StockAwards($)	OptionAwards($)	Non-EquityIncentivePlanCompensation($)	NonqualifiedDeferredCompensationEarnings($)	All OtherCompensation($)	Total ($)
Richard Chiang	2010	n/a	n/a	10,000,000 shares of restricted common stock value: $1,000	n/a	n/a	n/a	n/a	$1,000

Comment 5

We note that your response to comment six in our letter dated November 1 2010, and related revisions of your filing. We further note that Article XI of your Bylaws provides “that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law… each person that such section grants us the power to indemnify.”  Please revise only the first sentence of the second paragraph in this section to reflect that your Bylaws, and not our Certificate of Incorporation, provides for this indemnification.

Comment 6

Item 12. Indemnification of Directors and Officers, page 21

We note your response to comment 24 in our letter dated October 7, 2010 and the related revisions in your filing. While Article XI of your Bylaws provides “that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law…each  person that such section grants us the power to indemnify,” you Certificate of Incorporation provides that “none of your directors will be personally liable to….stockholders for monetary damages for breach of fiduciary duty as a director.” Please review the first sentence of the last paragraph in this section to reflect that your Certificate of Incorporation, and not your Bylaws, provides for this indemnification. Please also revise the first sentence of this section to reflect that the Delaware General Corporation, and not your Bylaws, provides for this indemnification.

Comment 24

We note your statement in the first sentence on page 22 that your “Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law….each person that such section grants us the power to indemnify.” We further note that your Certificate of Incorporation does not state this and rather, Article XI of your Bylaws provides for this indemnification. Please clarify or revise.

Answer: This section has been amended in the second sentence as follows: “Our Bylaws provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.”

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President